Filed by MGIC Investment Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: MGIC Investment Corporation (Commission File No.: 1-10816)
Radian Group Inc. (Commission File No.: 1-11356)

Forward Looking Statements

Discussions presented below that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Radian or MGIC to approve the transaction; the risk that the businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; movements in market interest rates and secondary market volatility; potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian,biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

* * *

The following information was either e-mailed to MGIC Investment Corporation employees or made available on MGIC Investment Corporation’s internal Website on February 6, 2007.

Good morning,

By now you may be already aware of this mornings’ press release announcing our plans to merge with Radian. This link contains important information about this transaction. I encourage everyone to review this information and should you have any questions please speak with your manager so we can provide the answer where possible.

I am excited about this new combination as it will be beneficial to our customers, shareholders, and our co-workers.

Between now and the scheduled closing a lot of questions will be answered that we do not have the answers to today through a very thoughtful integration planning process. We will keep you updated on a regular basis.

Meanwhile, I ask each of you to continue to deliver the superior customer service that has defined MGIC for the last 50 years.

Thank you.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian.biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

February 6, 2007

Dear Fellow MGIC Co-Worker,

On behalf of MGIC’s Management Team and our Board of Directors, I am excited and proud of our recent announcement about our plans to merge with Radian. We intend to be better together…to build a stronger future for shareholders, customers, and co-workers!

You have probably seen or read media accounts of our announcement, but I wanted you to hear from me what this means for MGIC once the transaction is completed. The new company, when combined, will have almost $15 billion in total assets, over $290 billion of primary mortgage insurance in force across the United States and Puerto Rico, a financial guaranty portfolio approximating $104 billion of net par outstanding and an international presence.

We believe this combination should be extremely beneficial to our customers, co-workers and shareholders which many of you are! We believe this transaction creates broader, deeper choices for customers, and expanded opportunities for co-workers, while positioning us to create significant benefits to shareholders of both companies.

The MGIC Management Team and our Board of Directors believe that Radian is the right partner at the right time. Radian is an outstanding organization that has the same passion for excellence in quality customer service as we do and shares our dedication to improving shareholder returns and providing co-workers with quality career opportunities.

Many of you are probably already wondering what will change. As with all merger transactions, many details will be determined once the legal part of the merger is finalized. We expect the merger will be complete in the fourth quarter of 2007. I will be chairman and chief executive officer while S.A. Ibrahim, current chief executive officer of Radian, will serve as the president and chief operating officer of the combined company. S.A. Ibrahim will succeed me as chief executive officer in May of 2009 and as chairman in May 2010. The board of directors will initially be comprised of six members designated by MGIC and five members designated by Radian, but promptly following the consummation of the merger, the MGIC Radian Financial Group will nominate an additional director designated by Radian. The new company’s corporate and mortgage insurance headquarters will be located in Milwaukee and the financial guaranty business will be based out of New York. The new company will be called MGIC Radian Financial Group Inc. And, most importantly, our customers can expect the same excellent level of service that you provide them with now.

We expect that the growth of the combined company will lead to expanded career opportunities for co-workers. However, as in any transaction of this kind, there is the unfortunate possibility that some co-workers from both companies may lose their jobs as we pursue strategies to capitalize on the best of both companies. It is premature to speculate about individual jobs or functions at this time since all those decisions have not been made. Over the course of the next several months a detailed business integration plan will be developed and as part of that plan we pledge to keep you updated on a regular basis.

In closing, I want to tell you how extremely proud I am of each and every one of you. As you know we are celebrating the 50th anniversary of the founding of our company and over that time a strong culture of consistently focusing on doing the right thing and making a difference for our customers and our company has been established. That is a testament to the way you work and live your life.

S.A.Ibrahim and I both look forward to what our two organizations can accomplish together. We are confident that we will be better together and have a stronger future as one company.

Sincerely,

/s/ Curt Culver

Curt Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation

Forward Looking Statements

Discussions made in this press release that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Radian or MGIC to approve the transaction; the risk that the businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; movements in market interest rates and secondary market volatility; potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian.biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

Frequently Asked Questions

Q.	Why are MGIC and Radian planning to merge?
A.	A merger between MGIC and Radian creates a premier mortgage insurance provider and a diversified financial services company, with a combined asset size of approximately $15 billion, nearly $290 billion of primary mortgage insurance in force and a financial guaranty portfolio approximating $104 billion of net par outstanding. The combined company will have a broad and balanced mix of businesses including domestic mortgage insurance, financial guaranty, financial services and international credit enhancement. It promises greater choices for customers, expanded opportunities for co-workers, and we believe it will position us to significantly increase shareholder value for the combined companies. Our new company will be able to create broader, deeper choices for customers, leverage the strengths of both companies and better diversify our risk portfolio. As a combined company, we will be better together and able to create a stronger future for our co-workers, customers and shareholders.

Q.	What will the new company look like?
A.	With total assets of over $15 billion and a market capitalization of approximately $10 billion, the company will be the largest private mortgage insurance company in the U.S. The combined company will be known as MGIC Radian Financial Group Inc. and will be headquartered in Milwaukee, Wisconsin with business operations in New York, Philadelphia and internationally.

Q.	When is the merger expected to be completed?
A.	The transaction is expected to close in the fourth quarter of 2007 and is subject to shareholder and regulatory approvals. We expect the merger integration process to be completed by the end of 2008.

Q.	Who will lead the new company?
A.	Curt S. Culver, current chairman and chief executive officer of MGIC, will serve as chairman and chief executive officer of the combined company. S.A. Ibrahim, current chief executive officer of Radian, will serve as the president and chief operating officer of the combined company. Mr. Ibrahim will succeed Mr. Culver as chief executive officer of MGIC Radian Financial Group Inc. in 2009 and as chairman in 2010.

MGIC and Radian have designated key members of the new company’s senior management team. Leading the combined company will be: J. Michael Lauer, chief financial officer; Patrick Sinks, head of domestic mortgage insurance; Stephen Cooke, head of financial guaranty; Mark Casale, head of capital markets; Jeffrey Lane, general counsel; Lawrence Pierzchalski, head of risk management; Lawrence DelGatto, chief information officer; Robert Croner, head of human resources; Teresa Bryce, head of strategic planning and corporate secretary and Martin Wood, head of international mortgage insurance.

Q.	What happens next?
A.	Communication with co-workers, customers, rating agencies and Wall Street investors will be paramount to the successful beginning of the new company. Curt and S.A. will travel to key investors to communicate details of the merger. Very shortly thereafter integration teams from both companies will be formed and the processes begun to bring the two companies together.

Q.	What are the financial terms of the merger?
A.	Under the merger, 0.9658 shares of MGIC common stock will be exchanged for each 1.0 share of Radian common stock. The merger is intended to qualify as a “tax free reorganization” for U.S. shareholders. Based upon MGIC’s February 5, 2007 closing price, the pro forma combined market capitalization of the new company would be approximately $10 billion. The transaction anticipates earnings per share accretion and value enhancement for all shareholders.

As part of the transaction, it is currently expected that the new company will initially pay a dividend of $0.25 per share per quarter, which is the current MGIC quarterly dividend rate and represents an increase of $0.23 per share for Radian shareholders. All dividends are subject to applicable law and the discretion of the applicable company’s board of directors.

Q.	How will the board of directors for the new company be structured?
A.	The board of directors will initially be comprised of six members designated by MGIC and five members designated by Radian, but promptly following the consummation of the merger, the MGIC Radian Financial Group Inc. will nominate for director an additional Radian director to stand for election by the combined company’s shareholders.

Q.	Why is there no premium?
A.	This transaction is a strategic merger of equals and, as such, shareholders in both companies will share in the significant benefits of the combination.

Q.	Why do this deal now?
A.	The strategic combination of Radian and MGIC is occurring at the right time for both companies. It parallels the consolidation that has taken place within the mortgage industry, the primary market we serve. In order to stay competitive, we are aligning ourselves with this dynamic and changing landscape.

Q.	What are the benefits for shareholders?
A.	This move brings together two strong, well-run companies, building strength on strength. This merger is a strategic combination creating a preeminent mortgage and credit risk insurer with a greater ability to serve customers with a broader range of products and services. The structure of this merger provides the best long-term approach for creating a stronger company, faster. In addition, Radian shareholders will receive a higher dividend as a result of the transaction and both companies’ shareholders are expected to benefit from the value created from the transaction.

Q.	What will the merger mean for our communities?
A.	MGIC and Radian share a common desire and dedication to improving the quality of life in the communities we serve. We will continue our support of the communities in which our customers and co-workers work and live.

Q.	What will the merger mean for our customers?
A.	Customers always have been the first priority for both companies, and that fact will not change. Our customers will benefit through a greater array of products and services which will help them grow their business resulting in bottom-line profitability. They will have enhanced products and services and feel confident they are doing business with the best talent, analytics and systems of both companies in the U.S. As a combined company, we have the commitment, talent, technology and business models to achieve a successful integration. We will keep our focus on customers throughout this process, and our first priority will be maintaining high service levels and providing value for those customers.

Q.	What will the merger mean for co-workers?

A.	A larger company has the advantage of offering more career opportunities. As in any transaction of this kind, there is the unfortunate reality that some co-workers from both companies will lose their jobs. All of our decisions will be made carefully with consideration and respect for the people who have helped build these two companies. We anticipate at this time that some operations will stay in Philadelphia and the Financial Guaranty business will remain in New York. We do anticipate some Radian co-workers relocating to Milwaukee from other Radian offices. They will, of course, be offered appropriate relocation packages.

Q.	What will it mean to co-workers displaced because of this merger?
A.	The new company will work diligently to place co-workers in open positions or in positions newly created by the merger. Co-workers who lose their jobs as a result of the merger will receive severance and transition assistance to help them find new positions.

Q.	When will co-workers know which jobs will be affected?
A.	Until we understand how the new organization will be structured across all lines of business, we cannot be sure. Our co-workers’ future is of primary importance to us and we will strive to make these decisions as quickly as possible. We do know that in an integration process like this, job changes will take place over time and that the entire integration process may take up to 18 months.

Q.	Will there be changes to compensation and benefits as a result of the merger?
A.	There will not be any immediate changes. However, our integration team will review compensation and benefits, and keep co-workers updated as decisions regarding compensation and benefits are made. We remain committed to providing competitive benefits to our entire workforce.

Q.	Will there be any changes for retirees?
A.	Retirees are very important to MGIC and Radian, and we are very appreciative of their years of service. For now, there will be no changes. We pledge to keep all co-workers, including retirees, apprised of any changes in benefits or services that may affect them. We also pledge to keep the needs of our co-workers and retirees paramount in our thinking as we move through a careful and intelligent transition to the new company.

Q.	How will co-workers be kept informed?
A.	We will communicate on a regular basis through emails and our intranet to keep co-workers abreast of any changes that result from this merger.

Q.	Who should the media be referred to?
A.	It is MGIC’s policy that all media inquiries be handled by our corporate relations department. All calls from the media should be directed to either Katie Monfre at 414-347-2650 or Mike Zimmerman at 414-347-6596. Media calls specifically regarding Radian can be directed to Michelle Davidson at 215-231-1325.

Q.	Who should customer calls be referred to?
A.	Customers with questions should be referred to their account manager.

3

Forward Looking Statements

Discussions made in this document that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Radian or MGIC to approve the transaction; the risk that the businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; movements in market interest rates and secondary market volatility; potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian.biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

4

February 6, 2007

Dear Valued MGIC Customer,

On behalf of MGIC Investment Corporations’ Management Team and our Board of Directors, I am excited and proud of our recent announcement about our plans to merge with Radian Group Inc. We intend to be better together…to build a stronger future for shareholders, customers, and co-workers!

The new combined company will be a preeminent mortgage insurance provider and a diversified financial services company, with a combined asset size of approximately $15 billion, nearly $290 billion of primary mortgage insurance in force and a financial guaranty portfolio approximating $104 billion of net par outstanding.

As with any announcement such as this one, you are probably wondering how it will affect you and your relationship with us. In the short term there will be no change in how you do business with MGIC. As we have in the past, we will keep you informed of any changes that will impact your organization or how you do business with us. You can continue to expect the same great service from the same great people. We have a solid commitment to provide you the right solution the first time, every time. In the future, the combined strength of the two companies will provide our customers with deeper, more comprehensive product offerings and services.

We value your business and the trust you have put in our company over the years. We truly believe that the merger of MGIC and Radian will make an outstanding partnership and that our valued customers can look forward to even better service and product offerings. If you have questions about the merger please contact your MGIC account manager. Thank you.

Sincerely,

/s/ Curt S. Culver

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian,biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

Merger Overview

•	Creates a preeminent mortgage insurer and credit risk insurer
•	Complimentary mix of revenues/earnings
•	Stronger platform for growth
•	Long term shareholder value creation with increased financial strength and flexibility

Forward Looking Statements

Discussions made in this press release that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Radian or MGIC to approve the transaction; the risk that the businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; movements in market interest rates and secondary market volatility; potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http:/www.radian.biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

MGIC Radian Financial Group

Creating a Preeminent
Mortgage and Credit Risk Insurer

February 6, 2007

Forward Looking Statement

Discussions  made in this press release  that  are  not  statements  of  historical  fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the  ability  to  obtain regulatory approvals of the transaction on the proposed terms and schedule;   the failure of Radian or MGIC shareholders  to approve the  transaction;  the risk that the businesses will not be integrated successfully; customer attrition and  disruption  from the  transaction  making  it more  difficult  to  maintain relationships with customers,  employees or suppliers;  the risk that the cost savings and any other  synergies from the  transaction may not be fully realized or may take  longer to  realize  than  expected; competition  and its effect on pricing, spending,  third-party relationships and revenues; movements in market interest  rates and secondary  market  volatility;  potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov.  Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities and Exchange Commission’s Internet site (www.sec.gov).  You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian.biz).

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger.  Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in it proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.                                                                                       .

Compelling Strategic Transaction

Leadership and Scale

Enhanced Operating Platform

Financially Compelling

Creating Shareholder Value

Synergistic Transaction

Compelling Strategic Transaction

Leadership

and Scale

Enhanced
Operating
Platform

Financially
Compelling

A premier mortgage insurer – $290bn of combined insurance in-force;
$98bn of NIW in 2006

Experienced and strong combined management team

Increased financial strength and flexibility from larger size

Complementary businesses – mortgage insurance,  financial guaranty,
C-BASS and Sherman

Significant operating efficiencies

Complementary mix of revenues / earnings

Stronger platform for growth – international opportunities

Attractive risk profile – diverse geography, business mix

Financially accretive to both companies’ EPS

Significant cost savings opportunities

Strong capital base

Substantial excess capital generation

Overview of Transaction Terms

100% Stock

Consideration

Structure

0.9658 MGIC shares per Radian share

Market-for-market exchange (based on February 2, 2007 market close)

Name

MGIC Radian Financial Group

Mortgage Insurance business:  MGIC

Financial Guaranty business:  Radian Guaranty

Locations

Headquarters: Milwaukee, WI

Mortgage Insurance: Milwaukee, WI; Philadelphia, PA; International

Financial Guaranty: New York, NY; International

Board Composition

6 MGIC directors (including Chairman); 5 independents

5 Radian directors (including Lead Director); 4 independents

To be increased to 6 directors, 5 independents upon election by shareholders following consummation of the merger

Leadership

CC, Chairman and CEO until two years post closing

SAI, President and COO; assumes CEO title two years post closing

Senior management positions identified

Timing

Expected closing fourth quarter of 2007

Subject to regulatory approvals and approval of shareholders of both companies

$1.00 per share (current MGIC dividend)

Approvals

Normal shareholder and regulatory approvals

Due Diligence

Completed

Dividend

Highly Experienced Management Team
Organization Chart Post-Closing

11

Martin Wood

International

23

Teresa Bryce

Corporate Strategy / Corporate Secretary

22

Lawrence DelGatto

Technology / Information

27

24

10

20

17

23

28

25

31

Industry Experience
(Years)

  Rob Croner

Human Resources

Larry Pierzchalski

Risk

Jeff Lane

General Counsel

Mark Casale

Capital Markets

Mike Lauer

Chief Financial Officer

Stephen Cooke

Financial Guaranty Company

Pat Sinks

Mortgage Insurance Company

S.A. Ibrahim

President / Chief Operating Officer

Curt Culver

Chief Executive Officer

Post-Closing

Title

Pro Forma Franchise and Earnings

Pro Forma Net Income Mix(1)

Combined Businesses

Mortgage
Insurance
65.8%

Sherman
11.3%

Financial
Guaranty
13.2%

C-BASS
9.7%

2006 Total:  $1.1 billion

Mortgage insurance franchise

$290bn of insurance in force

$98bn of 2006 NIW

Financial guaranty business

Strong AA franchise

$104bn of net par outstanding

Financial services businesses

C-BASS: A market leader in
purchasing, servicing and investing in
“credit sensitive” residential mortgage
assets

$291mm in 2006 pre-tax net
income

Sherman: The nation’s largest buyer
and servicer of unsecured distressed
consumer debt

$347mm in 2006 pre-tax net
income

1.    Assumes restructuring of C-BASS and Sherman stakes to reduced ownership of 49.9% (pro forma reflects sale of stake, review of other potential alternatives).

MGIC Radian Mortgage Insurance Business

Scale provides significant operating
efficiencies

Best practices of both companies

Single technology platform for MI
business

Maintain sound risk profile

Leading product capabilities

Capital market solutions

Credit default swaps

Bulk / flow

Well positioned to succeed across
mortgage products and volume cycles

Increasing MI Penetration Rates

Persistency Continues to Recover(1)

2007E

1.  Represents median of MGIC and Radian.

Increased Scale and Operating Efficiencies

Increased Scale(1)

Note: Statutory expense data for YTD of 30-Sep-2006.

1.  Includes purchase accounting adjustments.  Data at or for the twelve months ended 2006 on a combined basis.

$290 billion of insurance-in-force

$2.8 billion of revenue

$1.1 billion of net income

$9.7 billion of total capitalization

$8.3 billion of tangible book value

Combination of MGIC and Radian Creates Greater
Operating Efficiencies and Financial Strength

Statutory Expense Ratio

Primary Mortgage Insurance Risk Profile

% of RIF
18.1%

% of RIF
14.6%

% of RIF
23.8%

% of RIF
25.7%

% of RIF
17.8%

Maintains Excellent Risk Dispersion

FICO Distribution

Product Type

Original LTV

Geographic Dispersion

700 & >
45%

575 – 619
9%

620 – 699
42%

< 575
4%

ARM – Neg Am
4%

ARM No
Neg Am
17%

FRM
79%

100s
19%

95s
29%

90s
32%

85s
7%

80s
7%

< 80
6%

Note:  As of 31-Dec-2006.

Products

Client
Need

Targets

Flow

Pool

Contract
Underwriting

Lower cost to
originate

Improved
secondary market
execution

National, regional
and correspondent
lenders with
traditional funding
needs

Flow and Pool
Plus :

Bulk

Second liens

NIMs

Credit default
swaps

Increased liquidity

Balance sheet and
capital management

Credit risk transfer

Top tier, non-
prime and smaller
clients with
sophisticated
funding needs

Equity

BB

BBB

A

AA

AAA

Same
Underlying
Mortgage
Collateral

Credit
Default
Swaps
(CDS)

Net
Interest
Margin
Securities
(NIMs)

Seconds

Pool

Bulk

Flow

Traditional MI

Providing Solutions Across Credit Spectrum

Mortgage Risk Origination Capabilities

Source:  Inside Mortgage Finance,  FNMA, MBAA December Outlook.

Residential Mortgage Market
Strong Sector Growth Dynamics

Single Family Mortgage Originations ($tn)

1980’s

2000 – 2010

1990’s

Source:  U.S. Department of Commerce, U.S. Census Bureau for 1980 through June 2002 data; Fannie Mae 2005 Statistical Summary data.

Mortgage Demand Continues to Grow

Market Opportunities

MGIC Radian Has the Size and Scale to
Dynamically Target Attractive Opportunities

Opportunities

Mortgage Debt
Outstanding:
$10 trillion
as of 4Q06
(source:  MBA)

MI Industry Insurance
In Force:
$668 trillion
as of December 31, 2006
(source:  MICA)

Credit default swaps

NIMs

Second-to-pay pool

Flow MI

Bulk MI

Pool policies

New products and
services

Financial Guaranty Overview

Public Finance

                5.4

Transportation

                6.2

Utilities

                0.8

Other public finance

                5.1

Tax-backed

              53.9%

Subtotal

                1.5

Long-term care

                2.6

Investor-owned utilities

                0.8

Housing

              10.6

Healthcare

              16.8

General obligations

               4.1%

Education

           Sector %

Sector

Direct writer of credit enhancement for municipal
bonds, asset-backed obligations and structured
products

Provider of reinsurance to AAA- rated, monolines,
primary FG insurers for municipal bonds and asset-
backed obligations

Insures timely payment of interest and principal

Primarily insures investment grade obligations

97% of public finance portfolio and 95% of structured
finance portfolio is investment grade

December 31, 2006 net par outstanding: $104 billion

Portfolio Product Lines (As of 31-Dec-06)

Structured Finance

                46.1%

Subtotal

                  1.7

Other structured finance

                39.4

CDOs

                  1.3

Asset-backed – mortgage / MBS

                  2.1

Asset-backed – consumer

                  1.6%

Asset-backed – commercial and other

    Sector %

Sector

C-BASS Overview

Purchases, services and securitizes
"credit sensitive" residential mortgage
assets

Invests where servicing makes a
difference

Built servicing portfolio to more than $56
billion at December 31, 2006

80% of revenues are recurring from
servicing, money management and
portfolio management

Complements MGIC Radian's capital
markets channel in accessing the
subprime markets and taking credit risk
in a different form

Strong earnings growth

Pre-tax Net Income ($mm)

Sherman Financial Group Overview

Originates, purchases and services
consumer debt

Purchases of distressed debt made at
deep discounts to their original face
value from national financial
institutions and major retail
corporations

CreditOne Bank

1.3 million customers1

Provides diversified and recurring
revenue

Leverage consumer debt platform

International opportunities

Strong earnings growth

Consolidated Pre-tax Net Income ($mm)

1.  As of September 30, 2006.

Enhanced Strategic Opportunities

Combination of MGIC and Radian Creates
a Stronger Platform for Growth

Combination will accelerate MGIC Radian’s ability to expand operations internationally, experienced management team already in place

Hong Kong based operations for
mortgage

Australian-based operations

Canadian expansion in progress

A premier US mortgage insurer
Strong AA financial guarantor

London-based European
operations for mortgage
insurance and financial
guaranty

Significant Achievable Cost Savings

Estimated Cost Savings

Consolidation of mortgage insurance
operations and technology platform

Elimination of duplicative corporate
staff functions and related overhead

Greater shared services efficiencies

Cost savings represent 24% of
combined company’s cost base

Anticipated to be realized over 12-18
month period post-close

Cost Savings Opportunities

100%

         $ 128

     36

   46

Other G&A

     32

   41

Direct and
Indirect IT

   32%

$  41

Direct MI
Expenses

% of
Total
Savings

$mm

Substantial Capital Generation
($ in millions)

Support growth in core businesses

Financial / strategic flexibility

Ability to invest in business initiatives

International

Other

Return excess capital to
shareholders

Potential Uses

Integration Plan

Detailed                                 Transaction close                                                                                                                         Integration

Integration                         Technology conversion of MI systems                                                               Complete

Planning                               Integration of overlapping businesses and shared

                                                           services

Best of both companies

Talent, analytics, systems and processes

Communication with constituencies

Ratings agencies, regulators, employees, investors and customers

Integration timetable:

1Q – 3Q 2007

2H 2008

1Q 2008

4Q 2007

1H 2009

Pro Forma Assumptions

Transaction Close:

4th Quarter 2007

Consideration / Structure:

100% Stock

Radian to receive 0.9658 shares of MGIC common stock for each Radian share

Synergies:

Pre-tax cost savings

$128mm phased in 75% / 100% in 2008 / 2009, respectively

No revenue synergies assumed

Estimated lost MI business volume of approximately $12bn of combined NIW by 2008

Share Repurchase:

Approximately $1bn share repurchase upon closing

Funded by debt / preferred issuance and excess capital

Additional share repurchase of approximately $750mm (potentially higher)

Funded by proceeds from reduced ownership in C-BASS and Sherman stakes and excess capital

Other Assumptions:

I/B/E/S median EPS estimates for 2008 (as of 05-Feb-2007), thereafter, EPS grown at long-term growth rate of 10%

Restructuring charge equal to $125mm to $150mm, after-tax

Identified intangibles of $250mm, amortized utilizing sum-of-the digits methodology over 7 years

Pro Forma Financial Analysis Earnings Impact

To Radian Shareholders

To MGIC Shareholders

  11.5

  8.88

    7.96

2009

       8.6%

$7.86

  $7.24

2008

Cash

    8.2

  8.62

    7.96

2009

       4.7%

$7.58

  $7.24

2008

% Change

Pro Forma

Current

GAAP

  9.5

  9.19

    8.39

2009

     6.7%

$8.14

  $7.63

2008

Cash

  6.3

  8.92

    8.39

2009

     2.8%

$7.85

  $7.63

2008

% Change

Pro Forma

Current (I/B/E/S)

GAAP

Note: Based on exchange ratio of 0.9658x.

Compelling Strategic Transaction

Leadership and Scale

Enhanced Operating Platform

Financially Compelling

Creating Shareholder Value

Synergistic Transaction

Appendix

Pro Forma Income Statement

    (159)

    (145)

    Lost Income From Equity Affiliates

        51

         68

    Radian DAC Amortization

       (27)

          1

   Other1

      (120)

      (92)

Total After-tax Adjustments2

       (42)

      (42)

   Funding Costs

  $ 1,126

  $ 1,092

Pro Forma Operating Cash Net Income

  $ 1,093

  $ 1,053

Pro Forma Operating GAAP Net Income

      (33)

       (39)

   Transaction Identified Intangible Amortization

     $ 92

     $ 66

    Cost Savings

After-tax Adjustments

$ 1,213

 $1,144

Pro Forma Net Income – Before Adjustments

      601

      567

Radian Standalone GAAP Net Income (Based on I/B/E/S)

   $ 612

   $ 578

MGIC Standalone GAAP Net Income (Based on I/B/E/S)

2009

2008

($ in millions)

Note:   Operating net income represents net income before merger-elated expenses.  Operating cash net income is equal to operating net income plus after-tax impact of intangible amortization.

1. Includes addback of potential business losses and excess cash yield.

2.  Excludes accounting impact of future merger-related expenses realized through income statement.

Balance Sheet Summary

Debt

$7,929

$6,622

Total Liabilities and Equity

$4,068

$4,296

Total Equity

$3,861

$2,326

Total Liabilities

  1,327

     229

Other Liabilities

     842

  1,126

Reserve for Losses

   $944

   $190

Unearned Premiums

$7,929

$6,622

Total Assets

  1,261

  1,063

Other Assets

     222

        13

Deferred Policy Acquisition Costs

$6,446

$5,546

Cash and Investments

Radian

MGIC

As of December 31, 2006
($ in millions)

Source:  Publicly available financial statements.

Pro Forma Financial Analysis Capital Impact

8.3x

10.4 x

7.4 x

MI Risk-in-Force /
Statutory Capital
(2006A)

12 - 15%

15.9%

15.4%

Rating Agency
Debt / Capital (2007E)

18 - 20%

15.9%

15.4%

GAAP Debt / Capital
(2007E)

Pro Forma

Radian

MGIC